UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934
(AMENDMENT No. 4)

INVISA, INC.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

891063109
(CUSIP Number)

December 31, 2007
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall not be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 891063109

1.	NAMES OF REPORTING PERSONS. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Mercator Momentum Fund, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a)	☐
	(b)	☒

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
		5.	SOLE VOTING POWER 0

		6.	SHARED VOTING POWER 2,163,953 (1)

		7.	SOLE DISPOSITIVE POWER 0

		8.	SHARED DISPOSITIVE POWER 2,163,953 (1)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON. 2,163,953 (1)

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.9%

12.	TYPE OF REPORTING PERSON PN

(1) Does not include all of the shares issuable upon exercise of the warrants owned by Mercator Momentum Fund, L.P. (“Mercator Momentum”), or upon conversion of the non-voting shares of Series A Preferred Stock owned by Mercator Momentum. The terms of the warrants and Series A Preferred Stock do not permit exercise or conversion if, following the exercise or conversion, any of Mercator Momentum, Mercator Momentum III, Monarch Pointe Fund or MAG would beneficially own more than 9.99% of the Issuer’s outstanding common stock. Since MAG beneficially owns 9.99% as of the date of this Schedule, the warrants and shares of Series A Preferred Stock owned by Mercator Momentum are not currently exercisable or convertible.

2 of 11

CUSIP NO. 891063109

1.	NAMES OF REPORTING PERSONS. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Mercator Momentum Fund III, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a)	☐
	(b)	☒

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
		5.	SOLE VOTING POWER 0

		6.	SHARED VOTING POWER 1,080,833

		7.	SOLE DISPOSITIVE POWER 0

		8.	SHARED DISPOSITIVE POWER 1,080,833

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON. 1,080,833

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.1%

12.	TYPE OF REPORTING PERSON PN

3 of 11

CUSIP NO. 891063109

1.	NAMES OF REPORTING PERSONS. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Monarch Pointe Fund, Ltd.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a)	☐
	(b)	☒

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
		5.	SOLE VOTING POWER 0

		6.	SHARED VOTING POWER 2,435,475(1)

		7.	SOLE DISPOSITIVE POWER 0

		8.	SHARED DISPOSITIVE POWER 2,435,475 (1)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON. 2,435,475 (1)

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.9%

12.	TYPE OF REPORTING PERSON CO

(1) Does not include the shares issuable upon exercise of the warrants owned by Monarch Pointe Fund, Ltd. (“MPF”), or upon conversion of the non-voting shares of Series A Preferred Stock owned by MPF. The terms of the warrants and Series A Preferred Stock do not permit exercise or conversion if, following the exercise or conversion, any of Mercator Momentum, Mercator Momentum III, MPF or MAG would beneficially own more than 9.99% of the Issuer’s outstanding common stock. Since MAG beneficially owns 9.99% as of the date of this Schedule, the warrants and shares of Series A Preferred Stock owned by MPF are not currently exercisable or convertible.

4 of 11

CUSIP NO. 891063109

1.	NAMES OF REPORTING PERSONS. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON M.A.G. Capital, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a)	☐
	(b)	☒

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
		5.	SOLE VOTING POWER 0

		6.	SHARED VOTING POWER 2,699,428(1)

		7.	SOLE DISPOSITIVE POWER 0

		8.	SHARED DISPOSITIVE POWER 2,699,428(1)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON. 2,699,428(1)

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 10.0%

12.	TYPE OF REPORTING PERSON IA

(1) Does not include all of the shares issuable upon exercise of the warrants owned by Mercator Momentum, Mercator Momentum III and MPF, or the shares issuable upon conversion of the non-voting shares of Series A Preferred Stock or Series B Preferred Stock owned by Mercator Momentum Fund, Mercator Momentum III or MPF. The terms of the warrants, Series A Preferred Stock and Series B Preferred Stock do not permit the holder to exercise the warrant or convert the preferred stock if, following the exercise or conversion, it would cause any of Mercator Momentum, Mercator Momentum III, MPF or MAG to beneficially own more than 9.99% of the Issuer’s outstanding common stock. MAG would beneficially own more than 9.99% of the Issuer’s common stock if the warrants were fully converted and all of the Series A and B Preferred Stock were converted.

5 of 11

CUSIP NO. 891063109

1.	NAMES OF REPORTING PERSONS. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON David F. Firestone

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a)	☐
	(b)	☒

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
		5.	SOLE VOTING POWER 0

		6.	SHARED VOTING POWER 2,699,428(1)

		7.	SOLE DISPOSITIVE POWER 0

		8.	SHARED DISPOSITIVE POWER 2,699,428(1)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON. 2,699,428(1)

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 10.0%

12.	TYPE OF REPORTING PERSON IN

(1) Does not include all of the shares issuable upon exercise of the warrants owned by Mercator Momentum, Mercator Momentum III and MPF, or the shares issuable upon conversion of the non-voting shares of Series A Preferred Stock or Series B Preferred Stock owned by Mercator Momentum Fund, Mercator Momentum III or MPF. The terms of the warrants, Series A Preferred Stock and Series B Preferred Stock do not permit the holder to exercise the warrant or convert the preferred stock if, following the exercise or conversion, it would cause any of Mercator Momentum, Mercator Momentum III, MPF or MAG to beneficially own more than 9.99% of the Issuer’s outstanding common stock. MAG would beneficially own more than 9.99% of the Issuer’s common stock if the warrants were fully converted and all of the Series A and B Preferred Stock were converted.

6 of 11

This statement is hereby amended and restated in its entirety as follows:

Item 1(a). Name of Issuer.

The name of the issuer is Invisa, Inc. (the “Issuer”).

Item 1(b). Address of Issuer’s Principal Executive Offices.

The address of the Issuer’s principal executive office is 6935 15th St. East, Sarasota, Florida 34243.

Item 2(a). Name of Person Filing.

Mercator Momentum Fund, L.P. (“Momentum Fund”)

Mercator Momentum Fund III, L.P. (“Momentum Fund III” and, with Momentum Fund, the “Funds”)

M.A.G. Capital, LLC (“MAG”)

David F. Firestone (“Firestone”)

Monarch Pointe Fund, Ltd. (“MPF”)

This statement relates to the securities directly owned by the Funds and MPF. MAG is the general partner of each of the Funds and controls the investments of MPF. Firestone is the Managing Member of MAG. As a result of their control over the Funds and MPF, Firestone and MAG are deemed to beneficially own the securities of the Funds and MPF. The Funds, MPF, MAG and David F. Firestone are referred to herein as the “Reporting Persons.”

Item 2(b). Address of Principal Business Office, or, if None, Residence.

The business address of each of the Funds, MAG and Firestone is 555 S. Flower Street, Suite 4200, Los Angeles, CA 90071. The business address of MPF is c/o Bank of Ireland Securities Services, Ltd., New Century House, International Financial Services Center, Mayor Street Lower, Dublin 1, Republic of Ireland.

Item 2(c). Citizenship.

Each of the Funds is a California limited partnership. MAG, their general partner, is a California limited liability company. Firestone is a U.S. Citizen. MPF is a corporation organized under the laws of the British Virgin Islands.

Item 2(d). Title of Class of Securities.

The title of the class of securities to which this statement relates is the common stock of the Issuer, par value $0.001 per share (the “Common Stock”).

Item 2(e). CUSIP No.

The CUSIP number is 891063109.

Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b) or 13d-2(b), Check Whether the Person Filing is a:

(a)	☐ Broker or dealer registered under Section 15 of the Act
(b)	☐ Bank as defined in Section 3(a)(6) of the Act
(c)	☐ Insurance Company as defined in Section 3(a)(19) of the Act
(d)	☐ Investment Company registered under Section 8 of the Investment Company Act of 1940
(e)	☐ Investment Adviser registered under section 203 of the Investment Advisers Act of 1940
(f)	☐ Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see Rule 13d-1(b)(1)(ii)(F)
(g)	☐ Parent Holding Company, in accordance with Rule 13d-1(b)(1)(ii)(G) (Note: See Item 7)
(h)	☐ Group, in accordance with Rule 13d-1(b)(1)(ii)(H).

7 of 11

Item 4. Ownership.

As of December 31, 2007, each of the Funds and MPF directly owned the following securities of the Issuer:

Momentum Fund owned 263,953 shares of Common Stock, warrants to purchase up to 250,568 shares of Common Stock, and 4,785 shares of Series A Preferred Stock (“Series A Shares”).

Momentum Fund III owned warrants to purchase up to 247,500 shares of Common Stock and 1,000 shares of Series B Preferred Stock ("Series B Shares").

MPF owned 535,475 shares of Common Stock, warrants to purchase up to 502,500 shares of Common Stock, 9,715 Series A Shares, and 2,000 Series B Shares.

Neither MAG nor David F. Firestone directly owned any securities of the Issuer.

Each Series A Share is convertible into the number of shares of Common Stock determined by dividing $100.00 by the Conversion Price at the time of conversion. Each Series B Share is convertible into the number of shares of Common Stock determined by dividing $100.00 by the Conversion Price at the time of conversion. The Conversion Price is defined as 80% of the average of the lowest three intra-day trading prices of the Common Stock during the ten trading days preceding the conversion, and upon the occurrence of any Event of Default, as defined in the transaction documents, the Conversion Prices will be reduced to 70% of the average of the lowest three intra-day trading prices of the Common Stock during the ten trading days preceding the conversion; providing, however, that the Conversion Price of the Series A Shares may not be less than $0.12 or more than $1.17, adjusted for stock splits and similar events and the Conversion Price of the Series B Shares may not be less than $0.12 or more than $0.275,adjusted for stock splits and similar events.

The documentation governing the terms of the warrants, the Series A Shares and the Series B Shares contains provisions prohibiting any exercise of the warrants or conversion of Series A Shares or conversion of Series B Shares that would result in the Reporting Persons owning beneficially more than 9.99% of the outstanding shares of Common Stock as determined under Section 13(d) of the Securities Exchange Act of 1934. The Reporting Persons have never had beneficial ownership of more than 9.99% of the outstanding shares of Common Stock.

As of December 31, 2007, each Series A Share was convertible to 833 shares of Common Stock, based on a conversion price of $0.12.

As of December 31, 2007, each Series B Share was convertible to 833 shares of Common Stock, based on a conversion price of $0.12.

As of December 31, 2007, the aggregate number and percentage of class of securities identified pursuant to Item 4 beneficially owned by each person identified in Item 2(a) may be found in rows 9 and 11 of the cover pages. The percentages were based on the assumption that the Issuer had 25,497,738 shares of Common Stock outstanding as of September 30, 2007, which is the number reported by the Issuer as outstanding on November 14, 2007, according to its Quarterly Report on Form 10-QSB for the quarterly period ended September 30, 2006.

Item 5. Ownership of Five Percent or Less of a Class.

If this Schedule is being filed to report the fact that as of the date hereof the Reporting Person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒

8 of 11

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not Applicable.

Item 8. Identification and Classification of Members of the Group.

Not Applicable.

Item 9. Notice of Dissolution of Group.

Not Applicable.

9 of 11

Item 10. Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2008	Dated: February 14, 2008

MERCATOR MOMENTUM FUND, L.P.	MERCATOR MOMENTUM FUND III, L.P.

By: M.A.G. CAPITAL, LLC, its general partner	By: M.A.G. CAPITAL, LLC, its general partner

By: /s/ David Firestone	By: /s/ David Firestone
David Firestone, Managing Partner	David Firestone, Managing Partner

Dated: February 14, 2008	Dated: February 14, 2008

MONARCH POINTE FUND, LTD.	M.A.G. CAPITAL, LLC

By: M.A.G. CAPITAL, LLC, its investment advisor	By: /s/ David Firestone
David Firestone, Managing Partner
By: /s/ David Firestone
David Firestone, Managing Partner

Dated: February 14, 2008

/s/ David Firestone
David Firestone, Managing Partner

10 of 11

EXHIBIT A

AGREEMENT OF JOINT FILING

The undersigned hereby agree that the statement on Schedule 13G filed herewith (and any amendments thereto), is being filed jointly with the Securities and Exchange Commission pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, on behalf of each such person.

Dated: February 14, 2008
MERCATOR MOMENTUM FUND, L.P.

By: M.A.G. CAPITAL, LLC, its general partner

By: /s/ David Firestone
David Firestone, Managing Partner

MERCATOR MOMENTUM FUND III, L.P.

By: M.A.G. CAPITAL, LLC, its general partner

By: /s/ David Firestone
David Firestone, Managing Partner

MONARCH POINTE FUND, LTD.

By: M.A.G. CAPITAL, LLC, its investment advisor

By: /s/ David Firestone
David Firestone, Managing Partner

M.A.G. CAPITAL, LLC

By: /s/ David Firestone
David Firestone, Managing Partner

/s/ David Firestone
David Firestone, Managing Partner

11 of 11